Birch Mountain Resources Ltd.
Suite 300, 250 Sixth Avenue SW
Calgary, Alberta Canada T2P 3H7
403 262 1838 tel
403 263 9888 fax
www.birchmountain.com

November 13, 2006

To:

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
Authorité des marchés financiers

Dear Sirs:

Re:         Birch Mountain Resources Ltd.
                SEDAR Project No. 00906623
                SEDAR Project No. 00906626
                SEDAR Project No. 00906621
                SEDAR Project No. 00754461
                SEDAR Project No. 00805039

Birch Mountain Resources Ltd. (the "Corporation") is concurrently filing herewith restated audited consolidated statements of the Corporation for the years ended December 31, 2005 and 2004 and a 2005 restated Form 20-F filed as the Corporation's Annual Information Form, resulting from certain adjustments relating to further analysis of accounting practices of mining companies reporting in the United States ("U.S.").

The Company has amended its accounting policy under U.S. GAAP for capitalization of costs associated with mineral properties. The adopted accounting policies under Canadian GAAP and the amended accounting policy under U.S. GAAP are consistent with the disclosure of mineral reserves under Canadian and U.S. regulations. In Canada, reserves disclosure must conform to National Instrument 43-101 of the Canadian Securities Regulators ("NI 43-101"). In the U.S., Industry Guide 7 ("IG7") of the US Securities and Exchange Commission (the "SEC") governs the disclosure of mineral reserves. For accounting purposes in Canada, the Company capitalizes development costs for mineral properties that contain proven and probable mineral reserves conforming to NI 43-101. For accounting purposes in the U.S., the Company expenses these costs because its mineral properties do not contain mineral reserves that conform to IG7.

Under U.S. GAAP, the Company has amended its accounting policy to expense costs associated with mineral properties instead of capitalizing such costs as previously reported in the U.S. GAAP note to the December 31, 2005 and 2004 audited consolidated financial statements.

The restatement will result in changes to previously reported expenses, losses, earnings per share, mineral properties, accumulated deficit, and mineral properties for U.S. GAAP purposes for December 31, 2005 and 2004. For the December 31, 2003 financials statements, under U.S. GAAP, all costs associated with mineral costs were expensed and as a result there is no impact on the December 31, 2003 financial statements. The Company's financial statements under Canadian GAAP for all years are unaffected.

Yours truly,

Birch Mountain Resources Ltd.

Per:
          Dan J. Rocheleau
          Acting Chief Financial Officer and
          Director of Financial Reporting